United States Securities and Exchange Commission

Washington, DC 20549

FORM 11-K

(Mark One)

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-00815

DuPont 401(k) and Profit Sharing Plan

(Full title of plan)

E. I. du Pont de Nemours and Company

1007 Market Street

Wilmington, Delaware 19898

(Name and Address of Principal Executive Office of Issuer)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont 401(k) and Profit Sharing Plan

Dated: June 29, 2010

/s/ Robert Slone
Robert Slone
Director of Global Rewards,
Policy & Strategy and US Delivery

DuPont 401(k) and Profit Sharing Plan

*           Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

DuPont 401(k) and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont 401(k) and Profit Sharing Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

June 29, 2010

DuPont 401(k) and Profit Sharing Plan

Statement of Net Assets Available for Benefits

As of December 31, 2009 and 2008

	2009	2008
Assets:
Investments at fair value:
Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$19,632,437	$5,715,289
Company stock	656,476	289,890
Participant-directed brokerage accounts	42,977	—
Mutual funds	—	115,781
Participant loans	1,012,236	720,736

Total investments	21,344,126	6,841,696

Receivables:
Participants’ contributions	62,567	12,253
Employer’s contributions	305,091	200,289
Dividends and interest	1,501	1,454

Total receivables	369,159	213,996

Cash	5,746,113	10,185,713

Net assets available for benefits, at fair value	27,459,398	17,241,405

Adjustment from fair value to contract value for interest in Master Trust and common collective trust relating to fully benefit-responsive investment contacts	(276,400)	29,525

Net assets available for benefits	$27,182,998	$17,270,930

The accompanying notes are an integral part of these financial statements.

DuPont 401(k) and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2009 and 2008

	2009	2008
Additions:
Investment income:
Net investment income from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	$2,932,398	$—
Net appreciation in fair value of investments	147,332	—
Interest income	46,330	23,348
Dividend income	26,240	51,347

Investment income	3,152,300	74,695

Contributions:
Participants’ contributions	1,570,453	1,915,956
Employer’s contributions	1,087,771	1,118,762
Rollovers	57,430	175,328

Total contributions	2,715,654	3,210,046

Total additions	5,867,954	3,284,741

Deductions:
Net investment loss from interest in DuPont and Related Companies Defined Contribution Plan Master Trust	—	3,104,000
Net depreciation in fair value of investments	—	1,305,657
Benefits paid to participants	1,688,003	1,602,730
Administrative expenses	23,030	25,260

Total deductions	1,711,033	6,037,647

Asset transfers in	5,842,115	10,756,450
Asset transfers out	(86,968)	(5,822,970)

Net increase	9,912,068	2,180,574

Net assets available for benefits:
Beginning of year	17,270,930	15,090,356

End of year	$27,182,998	$17,270,930

The accompanying notes are an integral part of these financial statements.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the DuPont 401(k) and Profit Sharing Plan (“DuPont 401(k)” or the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan, which became effective January 1, 2003, is sponsored by E. I. du Pont de Nemours and Company (“Plan Sponsor”). Eligible employees of the Plan Sponsor’s subsidiaries or general partnerships, which have adopted the Plan with the Plan Sponsor’s approval, are eligible to participate in the Plan.  As of December 31, 2009, DuPont Liqui-box Corporation, Building Media, Inc., DuPont Danisco LLC and Coastal Technologies Corp. (collectively the “Company” or the “Employer”) participated in the Plan.

Eligible employees of DuPont Authentication, Inc. (“DuPont Authentication”) and DuPont Displays, Inc. (“DuPont Displays”) were part of the plan in 2008.   However, effective December 31, 2008, these companies adopted the DuPont Savings and Investment Plan (“SIP Plan”) for their active employees. As part of the change the participant investments in the DuPont 401(k) were transferred to the SIP Plan, now called the DuPont Retirement Savings Plan (“RSP Plan”).

In addition, effective at close of day December 31, 2008, the assets of the Liqui-Box Corporation Employees’ Profit Sharing and Salary Deferral Plan (“Liqui-box Plan”) were merged into the Plan.

In April 2009, employees of Coastal Technologies Corp. adopted and became part of the Plan.  As part of the transition a portion of the assets of the Coastal Technologies Corp. 401(k) Plan (“Coastal Plan”) were merged into the Plan effective at close of day December 31, 2009.

Administration

The Plan Administrator is the Benefit Plan Administrative Committee, whose members are appointed by the Company.  The Savings Plan Investment Committee (the “Committee”), whose members are also appointed by the Company has responsibility for selecting and overseeing the plan investments.  The Company holds authority to appoint trustees and has designated Bank of America, N.A. (“Bank of America”), formerly Merrill Lynch Trust Company of America (“Merrill Lynch”), and Northern Trust Corporation (“Northern Trust”) as trustees for the Plan.  Bank of America also provides recordkeeping and participant services.

Effective January 28, 2008, the Plan entered into a Master Trust Agreement with Northern Trust to establish a new DuPont and Related Companies Defined Contribution Plan Master Trust (“Master Trust”), which replaced the Master Trust held under Merrill Lynch.  The objective of the new Master Trust is to allow participants from affiliated plans to invest in several custom designed investment choices through separately managed accounts.  DuPont Capital Management Corporation (“DCMC”), a registered investment adviser and wholly-owned subsidiary of DuPont, has responsibility to oversee the investments’ managers and evaluate funds’ performances under the Master Trust, except for the Master Trust Stable Value Fund (“Stable Value Fund”), which is managed by DCMC.

Effective January 28, 2008, the Plan’s investment elections offered prior to 2008, with the exception of the Company Stock, were closed to new contributions.  Participants were allowed to hold balances in

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

some of the closed funds until April 2009, or transfer out some or all of the balances at any time, but were not permitted to invest additional contributions or request a fund transfer into these funds.

In January 2008 when the new investment choices became available, the following funds were liquidated and re-invested into similar predetermined investment funds in the Master Trust:

•                  Blackrock Balanced Capital Fund Class I

•                  MFS Total Return Fund Class A

•                  Bank of America (formerly Merrill Lynch) Retirement Preservation Trust

•                  Bank of America (formerly Merrill Lynch) Capital Index CT Tier 2

•                  Bank of America (formerly Merrill Lynch) Equity Index TR Tier 6

•                  Bank of America (formerly Merrill Lynch) International Index CT Tier 2

Participants who held closed funds until April 2009 were liquidated and re-invested into similar predetermined funds in the Master Trust.

Bank of America remained as the trustee for the balances in the closed funds, the Company stock, and a participant-directed brokerage account.

Eligibility

All employees of a subsidiary of the Company, which has adopted the Plan with the approval of the Company, are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company. Eligibility begins the first day of employment.

Contributions

Each year, participants may contribute between 1% to 75% of their eligible earnings, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants are automatically enrolled in the Plan at a 3% before-tax savings rate, if no action is taken by the employee within 60 days from the date of hire.  Under the automatic enrollment the participant assets are invested in accordance with a managed account feature offered by Bank of America, and before-tax contributions are increased 1% annually, up to a maximum of 5% of pay.  The participant may elect not to participate in the plan at any time. All of the above participant’s savings and elections are subject to regulatory and Plan limitations.

The Company will make a matching contribution of 100% of the first 3% of eligible earnings that a participant contributes to the Plan plus an additional matching contribution of 50% of any contributions that exceed 3% but do not exceed 5% of the participant’s eligible compensation. Contributions to the Plan are subject to certain limits imposed by the Internal Revenue Service (“IRS”) and the Plan terms.

In addition, the Plan permits each participating Company to make a discretionary profit sharing contribution for the benefit of their eligible employees. Any employee of such participating company who is actively employed on the last day of the Plan year or who retired, died, or became disabled during the Plan year will receive an allocation based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants employed by that participating Company. For the year ended December 31, 2009 and 2008, a contribution of $196,017 and $194,067 respectively, was made to the Plan for the benefit of eligible

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

employees of DuPont Liqui-Box Corporation.  In addition, a contribution of $74,378 was made to the Plan for the benefit of eligible employees of DuPont Danisco LLC, who adopted the Plan in 2009.

Currently, participants can direct the investment of the contributions into various investment options offered by the Plan. The Plan currently offers 5 passively managed index funds, 7 actively managed custom-designed funds, 12 target retirement funds, DuPont company stock, and a self-directed brokerage account where participants can choose from approximately 1,300 funds from 70 mutual fund families.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. A participant’s vested interest in the Company’s profit sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent

immediately upon participation	0%
1	33%
2	66%
3 or more	100%

In addition, a participant becomes 100% vested in all contributions upon attainment of normal retirement age (age 59 ½) or disability or death while employed by the Company.

Participant Loans

Participants may borrow from their 401(k) and matching fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (less the participant’s highest outstanding loan balance during the previous twelve months) or 50% of their account balance. The loans are secured by the balances in the participant’s account and bear interest at rates that range from 4.25% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions. A maximum of two loans per participant may be outstanding at any time and loan maturities cannot exceed five years, except for loans made to purchase a primary residence, in which case the maturity cannot exceed ten years.

Payment of Benefits

A withdrawal of all or a portion of a participant’s account may be made by the participant after attaining age 59½. Withdrawals of employee contributions for undue financial hardship are also permitted. Upon termination, retirement, death, or disability, a participant may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution or in installments, payable in cash or in kind, or part in cash and part in kind.  Required minimum distributions will begin in April of the calendar year following the later of the year in which the participant attains age 70½ or the year following retirement or termination of employment.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

Forfeited Accounts

Forfeitures will be used, as defined in the Plan, to pay administrative expenses and may offset the amount of future Company contributions. During the years ended December 31, 2009, and 2008, forfeitures amounting to $6,317 and $19,178, respectively, were used to pay administrative expenses of the Plan.  At December 31, 2009 and 2008, forfeited non-vested accounts totaled $8,165 and $1,427, respectively.

Administrative Expenses

Expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2009 and 2008, the Plan paid $23,030 and $25,260, respectively, in administrative expenses of the Plan including various recordkeeping services. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments can be included in the cost of such securities or investments or deducted from the sales proceeds.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year-end.  DuPont company stock is valued at year-end market price of the common stock. Participant loans are valued at their outstanding balances, which approximate fair value.  Shares of common collective trusts (“CCTs”) valued at net asset value as reported by the CCTs’ trustee at year-end.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting - Defined Contribution Pension Plans (formerly known as FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), investment contracts held by a defined contribution plan are required to be reported at fair value.  This applies even when the contracts are not held directly by the Plan but are underlying assets in the Master trust investments held by the Plan.  However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by ASC 962, the Plan’s interest in the Master Trust related to fully benefit-responsive contracts are stated at fair value with an adjustment to contract value in the Statement of Net Assets Available for Benefits.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of company stocks are based on average cost of the securities sold.  Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Standards Adopted

The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification

The FASB ASC became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative GAAP applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (“AICPA”), the Emerging Issues Task Force and other related literature. The FASB also issues Accounting Standards Updates (“ASU”). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events through the date the financial statements are issued.  ASC 855 is effective for periods ending after June 15, 2009.  The Plan’s management has evaluated subsequent events through June 29, 2010, the date on which the financials statements were issued.

Updates to Fair Value Measurements and Disclosures

In April 2009, FSP 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.  This guidance was effective for interim and annual reporting periods ending after June 15, 2009.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU No. 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures - Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value.  ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009.  The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Derivatives and Hedging

ASC 815 (originally issued as FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133) was issued in March 2008, and is effective for fiscal years beginning after November 15, 2008.  ASC 815 expands the required disclosures about an entity’s derivative instruments and hedging activities.  The Plan has adopted ASC 815 on a prospective basis for the year ended December 31, 2009.  The effect of the adoption of the ASC 815 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

New Accounting Standards to Be Adopted

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

NOTE 3 — INVESTMENTS

Investments that represent 5% or more of the net assets available for benefits as of December 31, 2009 and 2008 consist of the Plan’s interest in the Master Trust.

For the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

	2009	2008

DuPont company stock	$156,253	$(307,823)
Mutual funds	(9,253)	(867,887)
Participant-directed brokerage accounts	332	(27,120)
Common/collective trust funds	—	(102,827)
Net appreciation (depreciation) in fair value of investments	$147,332	$(1,305,657)

For the year ended December 31, 2009, the Plan’s net investment gain from interest in the Master Trust amounted to $2,932,398. For the year ended December 31, 2008, the Plan’s net investment loss from interest in the Master Trust amounted to $3,104,000.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 4 — INTEREST IN MASTER TRUST

As previously described, effective January 28, 2008 the Plan entered into a Master Trust Agreement with Northern Trust to establish a new Master Trust.  This Master Trust contains several actively managed investments pools, and commingled index funds offered to participants as “core investment options” and “age-targeted options”.  The investment pools are administered by different investment managers through separately managed accounts at Northern Trust.

As of December 31, 2009, the Master Trust includes the assets of the following plans:

•                  DuPont Retirement Savings Plan

•                  DuPont 401(k) and Profit Sharing Plan

•                  Thrift and Savings Plan for Employees of Sentinel Transportation, LLC

To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make payments to the Trustee of designated portions of employees’ savings and other contributions by the affiliate. Investment income relating to the Master Trust is allocated proportionately by investment fund to the plans within the Master Trust based on the plan’s interest to the total fair value of the Master Trust investment funds. The Plan’s undivided interest in the Master Trust was 0.25% and 0.08% as of December 31, 2009 and 2008, respectively.

Master Trust Investments

The investments of the Master Trust are reported at fair value. Purchases and sales of the investments within the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Cash and short-term investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest, which approximates fair value.

Mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Units held in CCTs are valued at the net asset value as reported by the CCTs’ trustee at year-end.

Common stock, preferred stock, fixed income securities, options and futures traded in active markets on national and international securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the trustees’ or investment managers’ best estimates.

Forward foreign currency contracts are valued at fair value, as determined by the trustee (or independent third parties on behalf of the Master Trust), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates, and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Master Trust records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

Swap contracts are valued at fair value, as determined by the Master Trust (or independent third parties on behalf of the Master Trust) utilizing pricing models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

Investments denominated in currencies other than the U.S. dollar are converted using exchange rates prevailing at the end of the periods presented. Purchases and sales of such investments are translated at the rate of exchange on the respective dates of such transactions.

As provided by ASC 962, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of the guaranteed investment contracts (“GICs”) is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of synthetic GICs is determined using the market price of the underlying securities and the fair value of the investment contract (“wrapper”).  The fair value of the wrapper is determined by taking the difference between the actual wrap fee of the contract and the price at which the wrapper would issue an identical contract under current market conditions.  That change in fees is applied to the year-end book value of the contract to determine the wrapper contract’s fair value.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following presents the Master Trust’s net assets at December 31, 2009 and 2008:

	2009	2008
Assets
Investments, at fair value
Common stocks	$1,069,544,763	$671,342,429
Preferred stocks	5,662,597	1,885,459
Fixed income securities	28,258,005	25,532,985
Mutual funds	110,849,115	74,024,212
Common collective trusts	1,217,694,419	771,047,331
Investment contracts	5,492,836,673	5,302,911,435
Cash and short term investments	18,740,468	14,935,899
Total investments	7,943,586,040	6,861,679,750

Cash	55,938	100,393
Receivables for securities sold	3,653,373	779,964
Unrealized appreciation on foreign exchange contracts	246,716	1,241,407
Accrued income	1,305,186	1,389,690
Other assets	—	10,828
Total assets	7,948,847,253	6,865,202,032

Liabilities
Payables for securities purchased	9,198,251	11,803,899
Accrued expenses	4,620,603	2,989,973
Other liabilities	28,955	354,181
Total liabilities	13,847,809	15,148,053

Master Trust net assets, at fair value	7,934,999,444	6,850,053,979

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(111,699,787)	88,536,686
Master Trust net assets	$7,823,299,657	$6,938,590,665

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following presents net investment gain (loss) for the Master Trust for the years ended December 31, 2009 and 2008:

	2009	2008

Change in net appreciation (depreciation) in fair value of investments:
Investments, at market value
Common stocks	$218,419,380	$(454,080,361)
Preferred stocks	2,416,906	(606,243)
Mutual funds	28,179,483	(36,987,497)
Fixed income securities	4,325,901	(2,411,350)
Common collective trusts	300,209,972	(295,708,830)
Investment contracts	800,809	—
Other	56,614	19,657
Net foreign currency exchange losses	(339,182)	(1,660,366)
Net depreciation on swap agreements	10,878	(68,412)
Net appreciation on foreign exchange contracts	(2,295,539)	2,001,809
Net appreciation on futures contracts	(59,035)	876,102
Net increase (decrease) from investments	551,726,187	(788,625,491)

Investment income (expense):
Interest	215,921,464	283,913,122
Dividends	14,815,404	18,144,929
Administrative expenses	(11,511,874)	(7,859,207)
Net investment gain (loss)	$770,951,181	$(494,426,647)

Investments of the Master Trust that represent 5% or more of the Master Trust assets as of December 31, 2009 and 2008 were as follows:

	2009	2008
Underlying Assets of Synthetic GIC’s
GEM Trust Short Duration	$619,605,204	$648,401,561
GEM Trust Risk-Controlled 1	682,195,256	637,726,645
GEM Trust Risk-Controlled 2	697,484,554	619,754,004
GEM Trust Opportunistic 1	546,691,462	495,476,947
GEM Trust Opportunistic 2	719,260,547	647,202,659
GEM Trust Opportunistic 3	606,115,121	525,796,789
PIMCO Low Duration Fund	724,412,126	556,523,428

Description of the Master Trust’s Investment Contracts

The Stable Value Fund invests in traditional GICs, and synthetic GICs, which are backed by fixed income assets. The underlying investments held within the synthetic GICs are comprised of a low duration mutual fund managed by PIMCO and DCMC sponsored GEM Trusts.  The GEM Trusts are commingled fixed income portfolios managed by DCMC and additional investment managers hired by DCMC that invest in high quality fixed income securities across the short, intermediate and core sectors.  The crediting interest rates on investment contracts ranged from 3.69% to 5.83% for the year ended December 31, 2009 and

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

from 3.32% to 5.83% for the year ended December 31, 2008. The weighted average credited interest rate of return of the investment contracts based on the interest rate credited to participants was 4.06% for the year ended December 31, 2009 and 4.28% for the year ended December 31, 2008. The weighted average yield of the investment contracts based on the actual earnings of underlying assets in the Master Trust was 4.54% for the year ended December 31, 2009 and 4.83% for the year ended December 31, 2008.

For traditional GICs the insurer maintains the assets in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs, backed by underlying assets, provide for a guaranteed return on principal and accrued interest over a specified period of time (i.e., period of time before the crediting rate reset) through benefit-responsive wrapper contracts issued by a third party assuming that the underlying assets meet the requirements of the GIC.

The contract or crediting rates for certain stable value investment contracts are reset six times per year and are based on the performance of the portfolio of assets underlying these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value of fixed income assets, current yield-to-maturity, duration (similar to weighted average life) and market value relative to contract value. All contracts have a guaranteed rate of at least 0% or higher with respect to determining interest rate resets.

Traditional GICs expose the Stable Value Fund to direct credit risk associated with each contract issuer.  To mitigate this risk, the investment guidelines prohibit DCMC from purchasing contracts from issuers with a credit rating lower than Aa3/AA.  In addition, the weighted average credit rating of all contracts must be A3/A- or higher at all times and no single traditional GIC issuer may represent more than 5% of the total Stable Value Fund.  Additionally, DCMC continually monitors external credit rating agencies.  DCMC monitors credit rating history, downgrade/upgrade notifications, and analyst reports for all current and potential issuers.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value for plan permitted benefit payments. Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (i.e. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Based on certain events specified in fully benefit-responsive investment contracts (i.e., GICs and synthetic GICs), both the Plan/Trust and issuers of such investment contracts are permitted to terminate the investment contracts. If applicable, such terminations can occur prior to the scheduled maturity date.

Examples of termination events that permit issuers to terminate investment contracts include the following:

•                  The Plan Sponsor’s receipt of a final determination notice from the Internal Revenue Service that the Plan does not qualify under Section 401(a) of the Code.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

•                  The Trust ceases to be exempt from federal income taxation under Section 501(a) of the Code.

•                  The Plan/Trust or its representative breaches material obligations under the investment contract such as a failure to satisfy its fee payment obligations.

•                  The Plan/Trust or its representative makes a material misrepresentation.

•                  The Plan/Trust makes a material amendment to the Plan/Trust and/or the amendment adversely impacts the issuer.

•                  The Plan/Trust, without the issuer’s consent, attempts to assign its interest in the investment contract.

•                  The balance of the contract value is zero or immaterial.

•                  Mutual consent.

•                  The termination event is not cured within a reasonable time period, i.e., 30 days.

For synthetic GICs, additional termination events include the following:

•                  The investment manager of the underlying securities is replaced without the prior written consent by the issuer.

•                  The underlying securities are managed in a way that does not comply with the investment guidelines.

At termination, the contract value is adjusted to reflect a discounted value based on surrender charges or other penalties for GICs.

For synthetic GICs, termination is at market value of the underlying securities less unpaid issuer fees or charges. If the termination event is not material based on industry standards, it may be possible for the Plan/Trust to exercise its right to require the issuer that initiated the termination to extend the investment contract for a period no greater than what it takes to immunize the underlying securities and/or it may be possible to replace the issuer of a synthetic GIC that terminates the contract with another synthetic GIC issuer. Both options help maintain the stable contract value.

Financial Instruments with Off-Balance-Sheet Risk in the Master Trust

In accordance with the investment strategy of the managed accounts, the Master Trust’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include interest rate swap contracts which involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Trust’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Trust’s investment managers generally limit the Trust’s market risk by holding or purchasing offsetting positions.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

As a writer of option contracts, the Master Trust receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Trust bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Trust once it has paid its cash premium.

The Master Trust is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Trust to perform and do not give rise to any counterparty credit risk.

NOTE 5 — FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.  The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.  Inputs on assets and liabilities with contractual terms must be observable for substantially the full contract term;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following presents the Plan and Master Trust’s financial instruments carried at fair value on a recurring basis as of December 31, 2009 and 2008, and indicates the ASC 820 fair value hierarchy levels described above:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
DuPont company stock	$656,476	$—	$—	$656,476
Participant-directed brokerage account*	42,977	—	—	42,977
Participant loans	—	—	1,012,236	1,012,236
Total Plan’s investments	$699,453	$—	$1,012,236	$1,711,689

Master Trusts investments:
Common stocks
International common stocks	$128,216,804	$—	$—	$128,216,804
Large-cap domestic common stocks	609,918,604	—	—	609,918,604
Mid-cap domestic common stocks	286,302,553	—	—	286,302,553
Small-cap domestic common stocks	45,106,802	—	—	45,106,802
Total common stocks	1,069,544,763	—	—	1,069,544,763

Investment contracts:
Traditional GICs	—	894,567,953	—	894,567,953
Wrapper contracts	—	2,504,450	—	2,504,450
Underlying assets on synthetic GICs:
Mutual funds	724,412,126	—	—	724,412,126
Commingled funds	—	3,871,352,144	—	3,871,352,144
Total investment contracts	724,412,126	4,768,424,547	—	5,492,836,673

Preferred stocks	5,662,597	—	—	5,662,597
Fixed income securities	—	28,258,005	—	28,258,005
Mutual funds	110,849,115	—	—	110,849,115
Common collective trusts	—	1,217,694,419	—	1,217,694,419
Cash and short term investments	—	18,740,468	—	18,740,468
Total Trust investments assets	1,910,468,601	6,033,117,439	—	7,943,586,040

Other financial instruments**	(8,825)	226,586	—	217,761
Total Master Trust assets	$1,910,459,776	$6,033,344,025	$—	$7,943,803,801

*Underlying assets on participant-directed brokerage accounts relate to mutual funds.

**Other financial instruments include forwards, futures and options.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Plan’s investments, excluding interest in Master Trust:
DuPont company stock	$289,890	$—	$—	$289,890
Mutual funds	115,781	—	—	115,781
Participant loans	—	—	720,736	720,736
Total Plan’s investments	$405,671	$—	$720,736	$1,126,407

Master Trust’s investments:
Common stocks	$669,061,967	$2,280,462	$—	$671,342,429
Preferred stocks	1,885,459	—	—	1,885,459
Fixed income securities	—	25,532,985	—	25,532,985
Mutual funds	74,024,212	—	—	74,024,212
Common collective trusts	—	771,047,331	—	771,047,331
Investment contracts:
Traditional GICs	—	924,277,687	—	924,277,687
Wrapper contracts	—	102,373,613	—	102,373,613
Underlying assets on synthetic GICs*	556,523,428	3,719,736,707	—	4,276,260,135
Cash and short term investments	—	14,935,899	—	14,935,899
Total Trust investments assets	1,301,495,066	5,560,184,684	—	6,861,679,750

Other financial instruments**	(42,394)	1,202,452	—	1,160,058
Total Master Trust assets	$1,301,452,672	$5,561,387,136	$—	$6,862,839,808

*Underlying assets on synthetic GICs include fixed income securities, commingled funds and mutual funds.

**Other financial instruments include swaps, forwards, futures and options.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2009 and 2008:

	Participant loans
	2009	2008
Balance, beginning of year	$720,736	$225,841
Purchases, sales, issuances and settlements (net)	291,500	494,895
Balance, end of year	$1,012,236	$720,736

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 6 — ASSET TRANSFERS

Asset transfers in of $5,842,115 for the year ended December 31, 2009 represent the assets from the Coastal Plan that were merged with the Plan at December 31, 2009.  Coastal Plan investments were liquidated at fair value and cash proceeds amounting to $5,731,744 and participant loans balances totaling $110,371 were transferred into the Plan as of December 31, 2009, the effective date of the merger.  Investments of the Coastal Plan in the Guaranteed Portfolio Fund totaling $125,109 were not transferred to the Plan due to provisions within the fund which do not allow the Plan to initiate a transfer before December 31, 2010.  Participants may elect to individually transfer the funds out of the Coastal Plan through December 31, 2010, at which time the balance in the Guaranteed Portfolio Fund will be liquidated at fair value and transferred into the Plan.

Asset transfers in of $10,756,450 for the year ended December 31, 2008 represent the assets from the Liqui-box Plan that were merged with the Plan at December 31, 2008.  All Liqui-box Plan investments were liquidated at fair value and cash proceeds amounting to $10,182,284 and participant loans balances totaling $574,166 were transferred into the Plan as of the effective date of the merger.

Asset transfers out of the Plan for the year ended December 31, 2009 of $86,968 represent participant investment account balances attributable to employees from DuPont Displays and DuPont Authentication that transferred to the RSP Plan.  Asset transfers out of the Plan for the year ended December 31, 2008 of $5,822,970 represent participant investment account balances attributable to employees from DuPont Displays and DuPont Authentication that transferred to the SIP Plan.

NOTE 7 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of common collective trust funds managed by Northern Trust and Bank of America, which also serve as trustees. In addition, the Plan offers DuPont common stock as an investment option. At December 31, 2009 the Plan held 19,497 shares of DuPont common stock valued at $656,476.  At December 31, 2008 the Plan held 11,458 shares of DuPont common stock valued at $289,890.  The Plan purchased $268,277 and $248,373 of DuPont common stock during the years ended December 31, 2009 and 2008, respectively. The Plan sold $57,548 and $182,617 of DuPont common stock during the years ended December 31, 2009 and 2008, respectively. As part of the asset transfers to the SIP Plan at December 31, 2008, the Plan transferred 5,996 shares of DuPont common stock valued at $151,688.  Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

Also, the Stable Value Fund assets are managed by DCMC, under the terms of an investment management agreement between DCMC and the Company. DCMC hires additional investment managers to manage a portion of the fixed income assets backing synthetic GICs allocated to the Stable Value Fund.  The amount of DCMC fees accrued and paid by the Stable Value fund was $1,737,004 and $2,124,557 for the years ended December 31, 2009 and December 31, 2008, respectively.  DCMC fee amounts relate to the Master Trust and are allocated proportionately to the plans within the Master Trust based on each plan’s interest to the total fair value of the Master Trust investment funds.  These fees qualify as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

NOTE 8 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the profit sharing contributions.

NOTE 9 — TAX STATUS

At the Plan inception the Plan Sponsor adopted the Merrill Lynch Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement (the “Merrill Lynch Prototype Plan”). The Merrill Lynch Prototype Plan received an Opinion Letter from the Internal Revenue Service dated June 4, 2002 stating that the form of the Plan was acceptable under section 401 of the Internal Revenue Code (“IRC”) for use by employers for the benefit of their employees. In 2007, the Plan was amended and became a “Custom Plan” and therefore is no longer covered under the Merrill Lynch Prototype Plan Opinion Letter.  However, the Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable sections of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 10 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options, which include investments in any combination of equities, fixed income securities, individual guaranteed investment contracts, currency and commodities, futures, forwards, options and derivative contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

NOTE 11 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$27,182,998	$17,270,930
Adjustment from contract value to fair value for interest in the Master Trust and common collective trust related to fully benefit-responsive investment contacts	276,400	(29,525)
Amounts allocated to withdrawing participants	(13,620)	—
Loans balances considered deemed distributions	(24,130)	—
Net assets available for benefits per the Form 5500	$27,421,648	$17,241,405

DuPont 401(k) and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following is a reconciliation of the Plan’s interest in the Master Trust gain per the financial statements for the year ended December 31, 2009 to the Form 5500:

2009
Net appreciation in value of the Plan’s interest in the Master Trust included in the financial statements	$2,932,398
2009 adjustment from contract value to fair value for fully benefit-responsive investment contracts	276,400
2008 adjustment from contract value to fair value for fully benefit-responsive investment contracts	29,525
Net appreciation in value of the Plan’s interest in the Master Trust per the Form 5500	$3,238,323

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.  The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009:

2009

Benefits paid to participants per the financial statements	$1,688,003
Amounts allocated to withdrawing participants	13,620
Deemed distributions	24,130

Benefits paid to participants per the Form 5500	$1,725,753

Supplemental Schedule

DuPont 401(k) and Profit Sharing Plan

Schedule of Assets (Held at End of Year) as of December 31, 2009

Attachment to Form 5500, Schedule H, Part IV, Line i

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issue	Description of Investment	Cost	Value

*	Plan interest in DuPont and Related Companies Defined Contribution Plan Master Trust	Master Trust	**	$19,632,437

*	Participant-directed Brokerage Account	Brokerage Account	**	42,977

*	DuPont Company Stock	Company Stock	**	656,476

*	Participant loans	4.25% to 10.50% Maturing from January 2010 - August 2015	**	1,012,236

	TOTAL ASSETS (Held at End of Year)			$21,344,126

*	Party-in-interest
**	Cost not required for participant directed investments